FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July, 2006

                         Commission File Number 1-15236

                              Advantest Corporation
                 (Translation of Registrant's Name Into English)

                         Shin Marunouchi Center Building
                                1-6-2, Marunouchi
                                   Chiyoda-ku
                                 Tokyo 100-0005
                                      Japan
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       --

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    --------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes   No X
                                       --   --

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                             --------



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Material Contained in this Report:

     1. English translation of the Japanese-language Overview of First Quarter Financial Results for the period commencing April 1, 2006 and ended June 30, 2006, as filed with the Tokyo Stock Exchange on July 26, 2006.






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                                   SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         Advantest Corporation



                                         By:/s/ Hitoshi Owada
                                            ----------------------------------
                                            Name:  Hitoshi Owada
                                            Title: Director and Managing
                                                   Executive Officer




Date:  July 26, 2006